Exhibit 99.1

Hailiang Education Announces 2017 Annual Summit of Primary and High School Committee of Chinese Association for Non-Government Education and 2017 Investor and Analyst Day

HANGZHOU, China, November 15, 2017 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced today that the Company will hold the 2017 Annual Meeting of Primary and High School Committee sponsored by the Chinese Association for Non-Government Education on November 16, 2017 at 199 West Third Ring Road, Hailiang Education Park, Zhuji City, Zhejiang Province, China. The 2017 Investor and Analyst Day will be held at Hailiang Building, No.1508 Binsheng Road, Binjiang District, Hangzhou, Zhejiang, China on November 17 from 9:30 am to 3:50 pm, Beijing Time.

The 2017 Annual Summit of Primary and High School Committee (the “Summit”) is sponsored by Chinese Association for Non-Government Education and organized by Hailiang Education, aiming at supporting and standardizing the development of private/non-government education. The Summit is expecting more than 500 attendees who represent more than 200 outstanding educational institutions and schools in China.

The 2017 Investor and Analyst Day will include presentations and a visit to Hailiang Education Park and Hailiang Art Middle School, to give investors and analysts the opportunity to meet Hailiang Education’s management team and gain a deeper understanding of the Company’s values, operations and campuses.

Presentations will be led by Mr. Ming Wang, Chairman and Chief Executive Officer; Mr. Jianguo Yu, Chief Financial Officer; and Mr. Cuiwei Ye, Principal General and Director of the Board.

In-person attendance is by invitation only. A more detailed agenda and presentation materials will be provided on site. For attendance inquiry, please contact at ir@hailiangeducation.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school-running target of providing best quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education educates students according to their aptitudes, devoting to improve students’ study ability, cultural accomplishments and international perspectives. Multilingual teaching are available in Hailiang Education, including Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education launches various diversified high quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education commits to make great efforts to offer students more opportunities of wining places at well-known domestic or international universities to pursue further education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com